Exhibit 99.2

August 27, 2019

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION IS UNLAWFUL.

UNITYMEDIA HESSEN GMBH & CO. KG, UNITYMEDIA NRW GMBH AND UNITYMEDIA GMBH ANNOUNCE ISSUANCE OF REDEMPTION NOTICES

Unitymedia Hessen GmbH & Co. KG (“Hessen”),  Unitymedia NRW GmbH (“NRW”) and Unitymedia GmbH (“Unitymedia”), formerly known as Unitymedia KabelBW GmbH, each a wholly owned subsidiary of Vodafone Group Plc, announced today that a notice of full redemption will be issued in respect of the €1,000,000,000 4% Senior Secured Notes due 2025 and $550,000,000 5% Senior Secured Notes due 2025 issued by Hessen and NRW, as co-issuers (the “Co-Issuers”) and the $900,000,000 6 1/8% Senior Notes due 2025 issued by Unitymedia, as issuer (together with the Co-Issuers, the “Issuers” and each an “Issuer”), outstanding on September 12, 2019 (the “Redemption Date”) at the redemption price listed below:

Title of Notes	Outstanding Principal Amount	Rule 144A CUSIP /ISIN /Common Code	Regulation S CUSIP / ISIN / Common Code	Redemption Price
4.000% Senior Secured Notes due 2025	€1,000,000,000	N/A /XS1150437652 /115043765	N/A /XS1150437579 / 115043757

a price equal to 100% of the principal amount of such Notes plus the Euro Applicable Premium as of the Redemption Date, and accrued but unpaid interest and Additional Amounts, if any, to the Redemption Date.

Euro Applicable Premium means the excess of (1) the present value at the Redemption Date of (a) the redemption price of such Note on January 15, 2020, which is 102.000% of the principal amount of such Note plus (b) all required remaining scheduled interest payments due on such Note through January 15, 2020 (but excluding accrued and unpaid interest to the Redemption Date) computed using a discount rate equal to the Bund Rate plus 50 basis points over (2) the principal amount of such Note on the Redemption Date.

5.000% Senior Secured Notes due 2025	$550,000,000	913364 AD7 / US913364 AD74 / 115077716	D85455 AD1 /USD85455 AD13 /115077775

a price equal to 100% of the principal amount of such Notes plus the Dollar Applicable Premium as of the Redemption Date, and accrued but unpaid interest and Additional Amounts, if any, to the Redemption Date.

Dollar Applicable Premium means the excess of (1) the present value at the Redemption Date of (a) the redemption price of such Note on January 15, 2020, which is 102.500% of the principal amount of such Note plus (b) all required remaining scheduled interest payments due on such Note through January 15, 2020 (but excluding accrued and unpaid interest to the Redemption Date) computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on the Redemption Date.

6.125% Senior Notes due 2025	$900,000,000	91337D AB0 /US91337DAB01 /000112278117	D85456 AB3 /USD85456AB30 /000112278141

a price equal to 100% of the principal amount of such Notes plus the Applicable Premium as of the Redemption Date, and accrued but unpaid interest and Additional Amounts, if any, to the Redemption Date.

Applicable Premium means the excess of (1) the present value at the Redemption Date of (a) the redemption price of such Note on January 15, 2020, which is 103.063% of the principal amount of such Note plus (b) all required remaining scheduled interest payments due on such Note through January 15, 2020 (but excluding accrued and unpaid interest to the Redemption Date) computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on the Redemption Date.

Forward-Looking Statements

The above announcement contains “forward-looking” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this announcement, or made in presentations, in response to questions or otherwise, that address activities, events or developments that the Company expects or anticipates to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of its business and operations (often, but not always, through the use of words or phrases such as “believes,” “plans,” “intends,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” “outlook” and similar expressions), are forward-looking statements. These statements are based on the Company’s current expectations, estimates and assumptions and are subject to many risks, uncertainties and unknown future events that could cause actual results to differ materially.  Actual results may differ materially from those set forth in this press release due to the risks and uncertainties inherent to transactions of this nature.  Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.